            Buenos Aires, April 7, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

NOTA PESA – LEGC 41/2017

Ref.: Relevant Fact – General Ordinary and Extraordinary Shareholder´s Meeting dated April 7, 2017

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (de “Company”) to inform that the General Ordinary and Extraordinary Shareholder´s Meeting that took place on date hereof, it was resolved:

(i) the appointment of Mr. Miguel Ricardo Bein - who is an independent party pursuant to the criteria established by the Rules of the Argentine Securities Commission - be appointed as Director; and (iii) Ms. Victoria Hitce and Mr. Nicolás Mindlin - who are not independent parties -, and Mr. Isaac Héctor Mochón and Ms. Diana Mondino - who are independent parties pursuant to the criteria established by the Rules of the Argentine Securities Commission - be appointed as Alternate Directors. Also, as the appointment of Director Gustavo Mariani, currently Vice President of the Company, will be renewed, it was resolved to designate him again as Vice President of the Company. Finally, Mr. José María Tenaillon, Ms. Diana Mondino and Mr. Isaac Héctor Mochón were appointed as alternate members of the Audit Committee.

(ii) the appointment of Mr. Damian Burgio as alternate statutory auditor.

(iii) to modify certain articles of the Company by-laws and to approve an Amended and Restated Bylaws containing the proposed amendments which, once registered with the authorities, will be duly published in the “Autopista de Información Financiera (AIF)”

(iv) to approve an extension for up to US$ 1,000,000,000 (U.S. Dollars one billion) (or the equivalent thereof in other currencies) of the Notes Program, the principal amount of which is currently of up to US$ 1,000,000,000 (U.S. Dollars one billion) (or the equivalent thereof in other currencies), to US$ 2,000,000,000 (U.S. Dollars two billion) (or the equivalent thereof in other currencies); and (ii) an amendment of its terms and conditions to permit that the notes to be issued thereunder may be non convertible or convertible into shares.

(v) to approve the issuance, under the Notes Program, of Notes Convertible into shares and/or ADRs for up to US$ 500,000,000 (U.S. Dollars five hundred million) (or the equivalent thereof in other currencies), to be issued in one or more classes and/or series, and approve that such issuance shall only occur provided that the quoted price of the Company’s American Depositary Shares (“ADRs”) amounts to not less than US$ 60 per ADR at the time the decision to issue the notes is adopted by the Board. In the event the Convertible Notes are issued, holders shall have an option to convert their Notes into ordinary shares and/or ADRs of the Company at a conversion value to be determined by the Board of Directors, which shall not be less than the quoted price of the ADR at the time the Convertible Notes are issued plus a 30% conversion premium. Also, given that the issuance of convertible notes involves a simultaneous decision to increase the capital stock as necessary to meet future conversion requests, a proposal will be made for the Meeting of Shareholders to approve the capital increase and the corresponding authorization to issue shares to such an extent as may be necessary to meet requests for the conversion of notes. Any ordinary shares to be issued as a result of such conversion shall be entitled to dividends as from the date the respective conversion right is exercised.

(vi) regarding the Board of Directors proposition that the Meeting of Shareholders, in relation to the subscription of any convertible notes that the Company might issue in the future, approve (i) the suppression of accretion and first-refusal rights under section 12, last paragraph, of the Negotiable Obligations Law or, if permitted by applicable law, in accordance with the terms thereof; or (ii) in case the requirements established for the approval of item (i) are not satisfied, and in order not to cause an excessive delay in the placement of the Notes, a reduction of the period contemplated for the exercise of subscription rights under section 12 of Law No. 23,576 to 10 days, and the suppression of accretion rights; or (iii) in case the requirements established for the approval of items (i) and (ii) are not satisfied, a reduction of the period to exercise first-refusal rights to 10 days, in accordance with Section 194 of the Companies Law; it was resolved to approve the complete proposal, except for the suppression of accretion and first-refusal rights under section 12, last paragraph, of the Negotiable Obligations Law, as per current regulations.

(vii) to (i) ratify the approval of the Stock Compensation Program (the “Program”) by the Board of Directors at the meeting held on February 8, 2017, and the terms and conditions thereof; and (ii) approve the suppression of any preferential offer to the shareholders upon their disposition of such shares, as authorized by section 67 of Capital Market Law No. 26,831, for purposes of the implementation of the Program.

Sincerely,

María Agustina Montes

Head of Market Relations